For the semi-annual period ended 4/30/97
File number : 811-4864

                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

     A) On February 19, 1997 the Directors approved a change in investment policy permitting the Fund to hold up to 15% of its net assets in repurchase agreements which have a maturity of longer than 7 days or in other illiquid securities.





























n-sar/pif2-97/77d